Exhibit 99.1

EchoStar Announces Financial Results for Three and Nine Months Ended September 30, 2019

Englewood, CO, November 7, 2019—EchoStar Corporation (NASDAQ: SATS) today announced its financial results for the three and nine months ended September 30, 2019.

Three Months Ended September 30, 2019 Financial Highlights:

•	Consolidated revenues of $472.3 million.

•	Consolidated net loss of $21.1 million, consolidated net loss attributable to EchoStar common stock of $18.3 million, and diluted loss per share of $0.19.

•	Consolidated Adjusted EBITDA of $148.3 million (see discussion and the reconciliation of GAAP to this non-GAAP measure below).

Nine Months Ended September 30, 2019 Financial Highlights:

•	Consolidated revenues of $1.4 billion.

•	Consolidated net loss of $11.2 million, consolidated net loss attributable to EchoStar common stock of $9.8 million, and diluted loss per share of $0.10.

•	Consolidated Adjusted EBITDA of $422.7 million (see discussion and the reconciliation of GAAP to this non-GAAP measure below).

“I am pleased with our performance in the third quarter of 2019” commented Michael Dugan, CEO and President of EchoStar. “On September 10th, we completed the spin-off to DISH of the BSS business and ancillary assets and liabilities in exchange for DISH shares that were distributed to EchoStar shareholders. As a result, the BSS business has been presented as discontinued operations in our current financial results. We can now focus on the growing broadband market, additional satellite opportunities, and strategic investments. We grew our consumer subscriber base by approximately 22,000 driven by our international markets and launched a consumer service in Mexico on October 1st. Our North American capacity is relatively full with the EchoStar 24/J3 satellite scheduled for launch in 2021. We continue to work to complete our previously announced JV’s with Yahsat in Brazil and Bharti Airtel in India and also announced the acquisition of Helios Wire Corporation on October 25th. The Helios acquisition lays the foundation for the creation of world-wide S-band capabilities.”

Three Months Ended September 30, 2019 - Additional Information:

•	Consolidated revenue increased 4% or $16.0 million year over year.

•
An accrual of $20.7 million was booked during the quarter related to a license fee dispute with the Government of India. This impacted SG&A expenses by $7.1 million and Interest expense, net of amounts capitalized, by $13.6 million. Net income (loss) attributable to noncontrolling interests had a corresponding offset of $3.2 million. This fee dispute dates back over a decade and has affected the entire Indian Telecom industry.

•	Adjusted EBITDA decreased 4% or $6.0 million year over year.

◦	Hughes segment Adjusted EBITDA increased by $1.9 million which includes the impact of the industry wide fee dispute with the Government of India.

◦	ESS segment Adjusted EBITDA decreased by $2.9 million primarily due to lower revenue.

◦	Corporate and Other segment Adjusted EBITDA decreased by $5.0 million driven primarily by transaction related legal costs and increased losses on equity in earnings of unconsolidated affiliates.

•
Net loss from continuing operations was $23.2 million, the loss increasing by $20.0 million from last year. The decline was primarily due to higher unrealized losses on foreign currency of $11.0 million, higher depreciation and amortization expense of $7.0 million, increased equity losses of unconsolidated affiliates of $3.6 million, partially offset by higher gains of investments of $5.4 million.

•	Hughes broadband subscribers are approximately 1,437,000 as of September 30, 2019 including approximately 192,000 subscribers in Central and South America.

•	Cash, cash equivalents and current marketable investment securities of $2.5 billion as of September 30, 2019.

Set forth below is a table highlighting certain of EchoStar’s segment results for the three and nine months ended September 30, 2019 and 2018 (amounts in thousands):

	For the three months ended September 30,		For the nine months ended September 30,
	2019	2018	2019	2018

Revenue
Hughes	$463,735	$444,762	$1,360,919	$1,271,886
EchoStar Satellite Services	4,098	6,802	11,873	22,562
Corporate and Other	4,429	4,710	14,283	14,207
Total revenue	$472,262	$456,274	$1,387,075	$1,308,655

Adjusted EBITDA
Hughes	$169,358	$167,492	$486,212	$465,724
EchoStar Satellite Services	1,791	4,687	5,006	15,478
Corporate & Other:
Corporate overhead, operating and other	(21,028)	(18,231)	(58,968)	(54,489)
Equity in earnings (losses) of unconsolidated affiliates, net	(1,782)	416	(9,507)	(2,651)
Total Corporate & Other	(22,810)	(17,815)	(68,476)	(57,141)
Total Adjusted EBITDA	$148,339	$154,364	$422,742	$424,061

Net income (loss) from continuing operations	$(23,161)	$(3,195)	$(57,581)	$(3,828)
Expenditures for property and equipment	$95,155	$167,144	$314,351	$337,625

Reconciliation of GAAP to Non-GAAP Measurement (amounts in thousands):

	For the three months ended September 30,		For the nine months ended September 30,
	2019	2018	2019	2018

Net income (loss)	$(21,106)	$16,502	$(11,158)	$73,015
Interest income and expense, net	32,690	33,529	91,996	107,801
Income tax provision, net	5,016	7,963	12,607	8,275
Depreciation and amortization	122,374	115,325	361,619	338,737
Net (income) loss from discontinued operations	(2,055)	(19,697)	(46,423)	(76,843)
Net (income) loss attributable to noncontrolling interests	2,797	(450)	1,359	(1,292)
EBITDA	139,716	153,172	410,000	449,693
(Gains) losses on investments, net	(8,295)	(2,873)	(28,087)	(31,606)
Litigation expense (1)	1,824	—	26,328	—
Vendor settlement	—	—	—	(9,571)
Unrealized (gains) losses on foreign currency	15,094	4,065	14,501	15,545
Adjusted EBITDA	$148,339	$154,364	$422,742	$424,061

(1) Does not include license fee dispute with the Government of India.

Note on Use of Non-GAAP Financial Measures

EBITDA is defined as “Net income (loss)” excluding “Interest income and expense, net,” “Income tax provision (benefit), net,” “Depreciation and amortization,” “Net income (loss) from discontinued operations,” and “Net income (loss) attributable to noncontrolling interests.”

Adjusted EBITDA is defined as EBITDA excluding “Gains and losses on investments, net,” unrealized gains (losses) on foreign currency, and other non-recurring or non-operational items. EBITDA and Adjusted EBITDA are not measures determined in accordance with US GAAP. EBITDA and Adjusted EBITDA are reconciled to “Net income (loss)” in the table above and should not be considered in isolation or as a substitute for operating income, net income or any other measure determined in accordance with US GAAP. Our management uses EBITDA and Adjusted EBITDA as measures of our operating efficiency and overall financial performance for benchmarking against our peers and competitors. Management believes that these non-GAAP measures provide meaningful supplemental information regarding the underlying operating performance of our business and are appropriate to enhance an overall understanding of our financial performance. Management also believes that EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors, and other interested parties to evaluate the performance of companies in our industry.

The consolidated financial statements of EchoStar for the periods ended September 30, 2019 and 2018 are attached to this press release. Detailed financial data and other information are available in EchoStar’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 filed today with the Securities and Exchange Commission.

EchoStar will host its earnings conference call on Thursday, November 7, 2019 at 11:00 a.m. Eastern Time. The call-in numbers are (877) 815-1625 (toll-free) and (716) 247-5178 (international), Conference ID 3877704.

About EchoStar Corporation

EchoStar Corporation (NASDAQ: SATS) is a premier global provider of satellite communications solutions. Headquartered in Englewood, Colo., and conducting business around the globe, EchoStar is a pioneer in secure communications technologies through its Hughes Network Systems and EchoStar Satellite Services business segments.

Safe Harbor Statement under the US Private Securities Litigation Reform Act of 1995

This press release may contain statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. When used in this release, the words “believe,” “anticipate,” “estimate,” “expect,” “intend,” “project,” “plans,” and similar expressions and the use of future dates are intended to identify forward‑looking statements. Although management believes that the expectations reflected in these forward‑looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. We assume no responsibility for the accuracy of forward-looking statements or information or for updating forward-looking information or statements. These statements are subject to certain risks, uncertainties, and assumptions. See “Risk Factors” in EchoStar’s Annual Report on Form 10-K for the period ended December 31, 2018 and Quarterly Report on Form 10-Q for the period ended September 30, 2019, as filed with the Securities and Exchange Commission and in the other documents EchoStar files with the Securities and Exchange Commission from time to time.

###

Contact Information

EchoStar Investor Relations	EchoStar Media Relations
Terry Brown Phone: +1 303-728-5179 Email: terry.brown@echostar.com	Sharyn Nerenberg Phone: +1 301-428-7124 Email: sharyn.nerenberg@echostar.com

ECHOSTAR CORPORATION
Condensed Consolidated Balance Sheets
(Amounts in thousands, except per share amounts)

	As of
	September 30, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents	$1,547,162	$928,306
Marketable investment securities, at fair value	1,000,165	2,282,152
Trade accounts receivable and contract assets, net (Note 3)	200,779	201,096
Trade accounts receivable - DISH Network	16,125	14,200
Inventory	83,397	75,379
Prepaids and deposits	63,210	57,691
Other current assets	17,382	18,539
Current assets of discontinued operations	5,866	3,486
Total current assets	2,934,086	3,580,849
Noncurrent assets:
Property and equipment, net	2,444,157	2,534,666
Operating lease right-of-use assets	112,263	—
Goodwill	504,173	504,173
Regulatory authorizations, net	426,189	430,039
Other intangible assets, net	33,188	44,231
Investments in unconsolidated entities	225,908	262,473
Other receivables - DISH Network	93,321	95,114
Other noncurrent assets, net	264,465	247,316
Noncurrent assets of discontinued operations	—	962,433
Total noncurrent assets	4,103,664	5,080,445
Total assets	$7,037,750	$8,661,294
Liabilities and Stockholders’ Equity
Current liabilities:
Trade accounts payable	$122,319	$121,437
Trade accounts payable - DISH Network	714	1,698
Current portion of long-term debt and finance lease obligations	407	919,582
Contract liabilities	109,557	72,284
Accrued interest	37,039	45,350
Accrued compensation	42,810	54,242
Accrued taxes	17,465	16,013
Accrued expenses and other	126,865	64,395
Current liabilities of discontinued operations	4,565	50,136
Total current liabilities	461,741	1,345,137
Noncurrent liabilities:
Long-term debt and finance lease obligations, net	2,388,931	2,386,202
Deferred tax liabilities, net	331,498	287,420
Operating lease liabilities	94,332	—
Other noncurrent liabilities	77,333	80,304
Noncurrent liabilities of discontinued operations	—	406,757
Total noncurrent liabilities	2,892,094	3,160,683
Total liabilities	3,353,835	4,505,820
Commitments and contingencies (Note 16)
Stockholders’ equity:
Preferred stock, $0.001 par value, 20,000,000 shares authorized, none issued and outstanding at both September 30, 2019 and December 31, 2018	—	—
Common stock, $0.001 par value, 4,000,000,000 shares authorized:
Class A common stock, $0.001 par value, 1,600,000,000 shares authorized, 56,383,893 shares issued and 49,898,972 shares outstanding at September 30, 2019 and 54,142,566 shares issued and 47,657,645 shares outstanding at December 31, 2018	56	54
Class B convertible common stock, $0.001 par value, 800,000,000 shares authorized, 47,687,039 shares issued and outstanding at both September 30, 2019 and December 31, 2018	48	48
Class C convertible common stock, $0.001 par value, 800,000,000 shares authorized, none issued and outstanding at both of September 30, 2019 and December 31, 2018	—	—
Class D common stock, $0.001 par value, 800,000,000 shares authorized, none issued and outstanding at both September 30, 2019 and December 31, 2018	—	—
Additional paid-in capital	3,251,808	3,702,522
Accumulated other comprehensive loss	(131,664)	(125,100)
Accumulated earnings	685,927	694,129
Treasury stock, at cost	(131,454)	(131,454)
Total EchoStar Corporation stockholders’ equity	3,674,721	4,140,199
Noncontrolling interests	9,194	15,275
Total stockholders’ equity	3,683,915	4,155,474
Total liabilities and stockholders’ equity	$7,037,750	$8,661,294

ECHOSTAR CORPORATION
Condensed Consolidated Statements of Operations
(Amounts in thousands, except per share amounts)

	For the three months ended September 30,		For the nine months ended September 30,
	2019	2018	2019	2018

Revenue:
Services and other revenue - DISH Network	$13,232	$17,054	$42,532	$57,410
Services and other revenue - other	393,305	382,374	1,169,459	1,101,111
Equipment revenue	65,725	56,846	175,084	150,134
Total revenue	472,262	456,274	1,387,075	1,308,655

Costs and expenses:
Cost of sales - services and other (exclusive of depreciation and amortization)	143,842	142,290	429,869	421,622
Cost of sales - equipment (exclusive of depreciation and amortization)	51,188	46,318	142,744	127,254
Selling, general and administrative expenses	122,676	107,540	384,152	314,040
Research and development expenses	6,136	6,544	19,411	20,328
Depreciation and amortization	122,374	115,325	361,619	338,737
Total costs and expenses	446,216	418,017	1,337,795	1,221,981
Operating income	26,046	38,257	49,280	86,674

Other income (expense):
Interest income	17,175	21,349	64,817	56,237
Interest expense, net of amounts capitalized	(49,865)	(54,878)	(156,813)	(164,038)
Gains (losses) on investments, net	8,295	2,873	28,087	31,606
Equity in earnings (losses) of unconsolidated affiliates, net	(3,209)	416	(14,317)	(2,651)
Other, net	(16,587)	(3,249)	(16,028)	(3,381)
Total other income (expense), net	(44,191)	(33,489)	(94,254)	(82,227)
Income (loss) from continuing operations before income taxes	(18,145)	4,768	(44,974)	4,447
Income tax benefit (provision), net	(5,016)	(7,963)	(12,607)	(8,275)
Net loss from continuing operations	(23,161)	(3,195)	(57,581)	(3,828)
Net income from discontinued operations	2,055	19,697	46,423	76,843
Net income (loss)	(21,106)	16,502	(11,158)	73,015
Less: Net income (loss) attributable to noncontrolling interests	(2,797)	450	(1,359)	1,292
Net income (loss) attributable to EchoStar Corporation common stock	$(18,309)	$16,052	$(9,799)	$71,723

Earnings per share - Class A and B common stock:
Basic loss from continuing operations per share	$(0.21)	$(0.04)	$(0.58)	$(0.05)
Total basic earnings (loss) per share	$(0.19)	$0.17	$(0.10)	$0.75
Diluted loss from continuing operations per share	$(0.21)	$(0.04)	$(0.58)	$(0.05)
Total diluted earnings (loss) per share	$(0.19)	$0.17	$(0.10)	$0.75

ECHOSTAR CORPORATION
Condensed Consolidated Statements of Cash Flows
(Amounts in thousands, except per share amounts)

	For the nine months ended September 30,
	2019	2018

Cash flows from operating activities:
Net income (loss)	$(11,158)	$73,015
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	459,054	444,558
Equity in losses of unconsolidated affiliates, net	14,317	2,651
Amortization of debt issuance costs	4,882	5,910
(Gains) losses on investments, net	(28,087)	(33,524)
Stock-based compensation	7,120	7,771
Deferred tax provision	22,949	22,357
Dividend received from unconsolidated entity	2,716	5,000
Changes in current assets and current liabilities, net:
Trade accounts receivable, net	(5,439)	(35,811)
Trade accounts receivable - DISH Network	(28,779)	32,323
Inventory	(8,661)	10,667
Other current assets	(3,716)	(5,569)
Trade accounts payable	18,180	2,536
Trade accounts payable - DISH Network	(984)	(3,342)
Accrued expenses and other	65,245	19,450
Changes in noncurrent assets and noncurrent liabilities, net	1,303	(16,123)
Other, net	24,118	12,043
Net cash flows from operating activities	533,060	543,912
Cash flows from investing activities:
Purchases of marketable investment securities	(655,265)	(2,323,090)
Sales and maturities of marketable investment securities	1,988,078	1,331,225
Expenditures for property and equipment	(314,861)	(415,253)
Refunds and other receipts related to property and equipment	—	77,524
Expenditures for externally marketed software	(21,364)	(24,568)
Investment in unconsolidated entities	(7,503)	(991)
Dividend received from unconsolidated entity	2,284	—
Sale of investment in unconsolidated entity	—	1,558
Net cash flows from investing activities	991,369	(1,353,595)
Cash flows from financing activities:
Repayment of debt and finance lease obligations	(29,135)	(27,764)
Repurchase and maturity of debt	(920,923)	—
Purchase of noncontrolling interest	(7,313)	—
Repayment of in-orbit incentive obligations	(5,269)	(4,601)
Net proceeds from Class A common stock options exercised	64,143	4,424
Net proceeds from Class A common stock issued under the Employee Stock Purchase Plan	7,724	7,428
Other, net	758	(530)
Net cash flows from financing activities	(890,015)	(21,043)
Effect of exchange rates on cash and cash equivalents	(411)	(3,449)
Net increase (decrease) in cash and cash equivalents, including restricted amounts	634,003	(834,175)
Cash and cash equivalents, including restricted amounts, beginning of period	929,495	2,432,249
Cash and cash equivalents, including restricted amounts, end of period	$1,563,498	$1,598,074

Supplemental disclosure of cash flow information:
Cash paid for interest, net of amounts capitalized	$161,766	$170,303
Cash paid for income taxes	$2,119	$3,369